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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Section
MAR 01 2018
Washington DC
416

SEC FILE NUMBER
8-48255

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/17** (MM/DD/YY) AND ENDING **12/31/17** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Matrix Executions, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 S. LaSalle St. Suite 3900
(No. and Street)

Chicago	**IL**	**60603**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael McNamara **(312) 291-2765**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name - *if individual, state last, first, middle name*)

345 Park Avenue	**New York**	**NY**	**10154**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.**

[redacted]

AFFIRMATION

We, Michael McNamara and Allen Greenberg, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Matrix Executions, LLC (a wholly-owned subsidiary of MH II, LLC), as of December 31, 2017, are true and correct. We further affirm, that neither the Company nor any member, officer or director has any proprietary interest in any account classified solely as that of a customer.

Michael McNamara
Chief Executive Officer/FINOP

Allen Greenberg
Chief Operating Officer

Notary Public

[redacted]

INDIVIDUAL ACKNOWLEDGMENT

State/Commonwealth of Illinois
County of Cook } ss.

On this the 28th (Day) day of February (Month), 2018 (Year), before me,
Lauren Sauer (Name of Notary Public), the undersigned Notary Public,
personally appeared Allen Greenberg and Michael Mcnamara (Name(s) of Signer(s))

☐ personally known to me – **OR** –
☒ proved to me on the basis of satisfactory evidence

to be the person(s) whose name(s) is/are subscribed to the within instrument, and acknowledged to me that he/she/they executed the same for the purposes therein stated.

WITNESS my hand and official seal.

Lauren Sauer
Signature of Notary Public

Any Other Required Information
(Printed Name of Notary, Expiration Date, etc.)

LAUREN SAUER
Official Seal
Notary Public – State of Illinois
My Commission Expires Jan 24, 2021

Place Notary Seal/Stamp Above

OPTIONAL

This section is required for notarizations performed in Arizona but is optional in other states. Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Affirmation

Document Date: ______ Number of Pages: 1

Signer(s) Other Than Named Above: ______

MATRIX EXECUTIONS, LLC

(A wholly-owned subsidiary of MH II, LLC)

Formerly ITG Derivatives LLC

Statement of Financial Condition
December 31, 2017

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Directors
Matrix Executions, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Matrix Executions, LLC (formerly ITG Derivatives LLC) (the Company) as of December 31, 2017, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

Change of Ownership

As discussed in note 12, on February 16, 2018, control of the Company was transferred and its name was changed to Matrix Executions, LLC

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2008.

New York, New York
February 28, 2018

MATRIX EXECUTIONS, LLC

(A wholly-owned subsidiary of MH II, LLC)

Statement of Financial Condition

December 31, 2017

Assets

Cash	$	1,269,407
Cash restricted or segregated		100,000
Receivables from broker-dealers, net		1,058,309
Receivables from non broker-dealers, net		112,707
Due from affiliates		47,081
Premises and equipment, net		15,877
Other assets		67,155
Total assets	$	2,670,536

Liabilities and Member's Equity

Liabilities:		
Accounts payable and accrued expenses	$	774,356
Accrued compensation and benefits		55,927
Payables to broker-dealers		17,911
Due to affiliates		269,752
Total liabilities		1,117,946
Member's equity		1,552,590
Total liabilities and member's equity	$	2,670,536

See accompanying notes to Statement of Financial Condition.

(1) Organization and Basis of Presentation

Matrix Executions, LLC, formerly ITG Derivatives LLC. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is also an introducing broker registered with the Commodity Futures Trading Commission ("CFTC") and is a member of the National Futures Association ("NFA"). The Company is an Illinois limited liability company that was formerly a wholly-owned single-member subsidiary of ITG Ventures, Inc. (the "Parent"), which in turn, is wholly-owned by Investment Technology Group, Inc. ("ITG"). In September 2017, the Parent signed a definitive agreement with Option Technology Solutions LLC ("OpTech") to form MH II, LLC ("Matrix"), a newly established derivatives execution and technology business focused on sell-side clients, professional traders and select hedge funds. The venture was launched on February 17, 2018. Upon closing of the venture, the Company's name was changed to Matrix Executions, LLC and is wholly-owned by Matrix (see Note 12, *Subsequent Events*).

The Company is engaged in a single line of business as a direct-access securities broker that specializes in multi-asset class electronic trade execution services and provides connectivity to various destinations including securities and futures exchanges and electronic communications networks.

The Financial Statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The Company, in connection with its activities as a broker-dealer, does not hold funds or securities for customers. Accordingly, the Company is exempt from SEC Rule 15c3-3 pursuant to provision (k)(2)(ii) of such rule. However, the Company may at times receive cash from customers that may not be identified and as such has set up a segregated account to separate those funds. As of December 31, 2017, the Company has $100,000 held in a segregated account.

(2) Summary of Significant Accounting Policies

Use of Estimates

The preparation of the Financial Statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Securities Transactions

Receivables from broker-dealers, net include amounts receivable for commissions and fees earned, and deposits with clearing brokers. Payables to broker-dealers primarily represent execution cost payables.

Receivables from non-broker dealers, net include amounts receivable for commissions and fees earned.

All securities transactions are cleared through other clearing brokers.

Cash

The Company considers all highly liquid investments with original maturities of three months or less to be cash

equivalents. At December 31, 2017, cash on the Statement of Financial Condition is $1,269,407.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Cash and cash equivalents, and certain receivables and payables are carried at market value.

Intangibles

In accordance with Accounting Standards Codification ("ASC") 350, *Intangibles – Goodwill and Other*, intangibles with definite lives are amortized over their useful lives and are assessed at least annually for impairment pursuant to the provisions of ASC 350 and ASC 360, *Property, Plant and Equipment*. If impairment is indicated, an impairment loss is calculated as the amount by which the carrying value of the intangible asset exceeds its estimated fair value. As of December 31, 2017, there were no intangibles (See Note 5, *Intangibles*).

Premises and Equipment

Furniture, fixtures and equipment are recorded at cost and are depreciated using the straight-line method over the estimated useful lives of the assets (generally three to seven years). Leasehold improvements are recorded at cost and are amortized using the straight-line method over the lesser of the estimated useful lives of the related assets or the non-cancelable lease term. Premises and equipment, net on the Statement of Financial Condition are net of accumulated depreciation and amortization of $3,405,387 at December 31, 2017.

Capitalized Software

Software development costs are capitalized when technological feasibility of a product has been established. Technological feasibility is established when all planning, designing, coding and testing activities that are necessary to establish that the product can be produced to meet design specifications are completed. All costs incurred to establish technological feasibility are expensed as incurred. Capitalized software costs are amortized using the straight-line method over the three years beginning when the product is available for general release to customers.

Income Taxes

The Company is a single member limited liability corporation and is not a taxable entity for income tax purposes. The Company does not have a tax sharing agreement with the Parent and is under no obligation to make distributions to its Parent with respect to taxes. Such taxes are the liability of the individual member (Parent) and the amounts thereof will vary depending on the individual situation of the member. Accordingly, there is no provision for income taxes in the accompanying Statement of Financial Condition. However, if the Company were to report income taxes, a net deferred tax asset of $1,725,819 would exist primarily consisting of intangible amortization but would be offset by a full valuation allowance.

Recently Adopted Accounting Standards

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU 2014-09, *Revenue from Contracts with Customers*. This standard provides companies with a single five step revenue recognition model

for use in accounting for revenue arising from contracts with customers and supersedes current revenue recognition guidance, including industry specific revenue guidance. The core principle of the model is to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. It also requires significant additional qualitative and quantitative disclosures describing the nature, amount, timing, and uncertainty of revenues and cash flows arising from contracts with customers, along with detailed information regarding the nature of the Company's performance obligations and contracts and the timing of recognition and payment, among other items. The amended guidance, herein referred to as Topic 606, is effective for annual and interim reporting periods beginning after December 15, 2017. On January 1, 2018, the Company adopted Topic 606 and did not have an impact on the Company's financial statements.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): *Restricted cash*. The amendments in this ASU require that the statement of cash flows explain the change during the period in the total of cash, cash equivalents and restricted cash. Amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. ASU 2016-18 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within those fiscal years, with early adoption permitted. This new guidance was adopted on January 1, 2018 and had no impact on the Company's financial statements.

In August 2016, the FASB issued ASU 2016-15, *Statement of Cash Flows (Topic 230): Classification of certain cash receipts and cash payments*. The amendments in this ASU provide specific guidance for eight specific cash flow classification issues, with the objective of reducing the existing diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows under Topic 230, Statement of Cash Flows. These amendments are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years, with early adoption permitted. The new guidance was adopted on January 1, 2018 and had no impact on the Company's financial statements.

New Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*. ASU No. 2016-02 includes a lessee accounting model that recognizes two types of leases - finance leases and operating leases. The standard requires that a lessee recognize on the balance sheet assets and liabilities for leases with lease terms of greater than 12 months while leases with terms of less than 12 months are exempt from the new standard. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee will depend on its classification as a financing or operating lease. The standard requires disclosures enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. The disclosures also require both qualitative and quantitative information to supplement the amounts recorded in the financial statements. The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years with early adoption permitted. The Company is currently evaluating the new guidance and has not yet determined the impact of adoption on its financial statements.

(3) Receivables from and Payables to Brokers, Dealers and Clearing Organizations

The following is a summary of receivables from and payables to brokers, dealers and clearing organizations as of December 31, 2017.

		Receivables from		Payables to
Broker-dealers	$	609,467	$	17,911
Clearing organizations		448,842		-
Allowance for doubtful accounts		-		-
Total	$	1,058,309	$	17,911

The Company maintains an allowance for doubtful accounts and had no balance at December 31, 2017.

(4) Receivables from and Payables to Non Broker-Dealers

The following is a summary of receivables from and payables to non broker-dealers as of December 31, 2017. The Company did not have payables to non broker-dealers as of December 31, 2107.

		Receivables from
Non broker-dealers	$	112,707
Allowance for doubtful accounts		-
Total	$	112,707

The Company maintains an allowance for doubtful accounts based upon estimated collectability of receivables. The Company had not recorded an allowance in 2017.

(5) Intangibles

Intangible assets with definite useful lives are subject to amortization and are evaluated for recoverability when events or changes in circumstances indicate that an intangible asset's carrying amount may not be recoverable in accordance with ASC 360, *Property, Plant, and Equipment*. If such an event or change occurs, the Company estimates cash flows directly associated with the use of the intangible asset to test its recoverability and assess its remaining useful life. The projected cash flows require assumptions related to revenue growth, operating margins and other relevant market, economic and regulatory factors. If the expected undiscounted future cash flows from the use and eventual disposition of a finite lived intangible asset or asset group are not sufficient to recover the carrying value of the asset, the Company then compares the carrying amount to its current fair value. The Company estimates the fair value using market prices for similar assets, if available, or by using a discounted cash flow model. The Company then recognizes an impairment loss for the amount by which the carrying amount exceeds its fair value. While the Company believes the assumptions are reasonable, changes in

these assumptions may have a material impact on the Company's financial results.

In September 2017, the Company deemed the remaining value of the customer intangible asset of $325,490 as fully impaired.

(6) Accounts Payable and Accrued Expenses

The following is a summary of accounts payable and accrued expenses at December 31, 2017.

Accrued transaction processing	$	513,253
Accrued telecommunications & data processing		94,691
Accrued rent and occupancy		52,447
Accrued accounting and tax services		60,000
Accrued consulting		25,000
Other		28,965
Total	$	774,356

(7) Employee Benefit and Stock Plans

Equity Plan

The Company participates under the Parent's 2007 Omnibus Equity Compensation Plan (the "2007 Plan") that was approved by the Parent's stockholders and became effective on May 8, 2007 (the "Effective Date") and was last amended and restated effective January 23, 2017. In October 2008, the Compensation Committee of the Parents' Board of Directors adopted the Equity Deferral Award Program, another subplan under the 2007 Plan. This subplan, last amended and restated on January 23, 2017, is now known as the Variable Compensation Stock Unit Award Program Subplan, and continues to be a subplan under the 2007 Plan (the "VCSUA").

Under the VCSUA Plan, the Parent is permitted to grant performance-based stock options and restricted awards, in addition to time-based option and restricted awards to employees. The Parent did not grant any awards to the Company's employees during 2017.

Employee Benefit Plans

All U.S. employees of the Company are eligible to participate in the Investment Technology Group, Inc. Retirement Savings Plan ("RSP"). The RSP applies to all eligible compensation up to the Internal Revenue Service annual maximum which was $270,000 during 2017. Since January 1, 2012, the Company matching contribution applies to 50% of voluntary employee contributions, on a maximum of 4% of eligible compensation per year.

The Parent also provided Company employees the opportunity to purchase Parent Company common stock under the ITG Employee Stock Purchase Plan ("ESPP"), an employee stock purchase plan qualified under Section 423 of the Internal Revenue Code. The ESPP allows all full-time employees to purchase the Parent's common stock at a 15% discount through automatic payroll deductions. In accordance with the provisions of ASC 718, the ESPP is compensatory.

(8) Related Party Transactions

Pursuant to a services agreement with ITG Inc., the Company reimburses ITG Inc. for providing administrative and support services to the Company. These services include, but are not limited to internal accounting, payroll, legal and other miscellaneous services.

Pursuant to a services agreement with ITG Global Production, Inc. ("ITGGPI"), in which ITGGPI provides services to the Company in connection with the operation of a production data center and manages the disaster recovery services contract.

Pursuant to services agreements with ITG Inc. in which the Company provides office space, as well as administrative and support services to certain employees of these affiliates.

Pursuant to services agreements with Software Solutions, Inc. ("SSI") in which the Company provides office space, as well as administrative and support services to certain employees of these affiliates.

Pursuant to services agreements ITG Analytics, Inc. ("ITG Analytics") in which the Company provides office space, as well as administrative and support services to certain employees of these affiliates.

During the year ended December 31, 2017, the Company generated revenue for executing equity option transactions from clients that were introduced by ITG Inc.

The Company executes equity option transactions on behalf of customers of ITG Inc.

The Company executes equity option and equity security transactions on behalf of ITG Canada Corp. ("ITGC") and its customers.

In the normal course of business, ITG Inc. and other affiliates may receive and disburse cash on behalf of the Company. This net activity is reflected in due from/ to affiliates on the accompanying Statement of Financial Condition at December 31, 2017.

(9) Commitments and Contingencies

The lease agreement covering the Company's primary office space is held by ITG. The lease is scheduled to expire on October 31, 2018. Following the change in ownership (see Note 12, *Subsequent Events*), the company's remaining future rental commitment will be charged back to the Company.

The Company is not a party to any pending legal proceedings. From time to time, the Company is involved in investigations and other proceedings by government agencies and self-regulatory organizations regarding its businesses. Such investigations and other proceedings may result in judgments, settlements, fines, penalties, injunctions or other relief. At the current time, management does not believe any of these matters will have a material adverse effect on the Company's financial position or future results of operations.

(10) Off-Balance Sheet Risk and Concentrations of Credit Risk

In the normal course of business, the Company is involved in the execution of various customer securities transactions. Securities transactions are subject to the credit risk of counterparty or customer nonperformance.

However, transactions are collateralized by the underlying securities, thereby reducing the associated risk to changes in the market value of the securities through settlement date. Therefore, the settlement of these transactions is not expected to have a material effect on the Company's Statement of Financial Condition. It is also the Company's policy to review, as necessary, the credit worthiness of each counterparty and customer.

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents, receivables from broker-dealers, net and receivables from non broker-dealer, net. Cash and cash equivalents are deposited with a major U.S. banking financial institution.

(11) Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) and is an introducing broker subject to the CFTC Minimum Capital Requirement (CFTC Regulation 1.17). Under these rules, the Company is required to maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company has elected to use the basic method permitted by SEC Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $100,000 or 6 ⅔% of aggregate indebtedness.

At December 31, 2017, the Company had net capital of $578,753, which was $478,753 in excess of required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 1.93 to 1.

(12) Subsequent Events

In September 2017, the Parent signed a definitive agreement with Option Technology Solutions LLC ("OpTech") to form MH II, LLC ("Matrix"), a newly established derivatives execution and technology business focused on sell-side clients, professional traders and select hedge funds. The transaction closed and the venture launched on the close of business on February 16, 2018 following the receipt of required regulatory approvals and satisfaction of other customary closing conditions. Upon closing of the venture, the Company's name was changed to Matrix Executions, LLC.

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Commodity Futures Trading Commission Regulation 1.16

The Board of Directors
Matrix Executions, LLC:

In planning and performing our audit of the financial statements of Matrix Executions, LLC (formerly ITG Derivatives LLC) (the Company) as of and for the year ended December 31, 2017, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17 of the CFTC. Because the Company does not carry futures accounts for customers or perform custodial functions relating to customer futures transactions, we did not review the practices and procedures followed by the Company in any of the following:

1. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and

2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct,

KPMG

misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding customer and firm assets that we consider to be material weaknesses.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for their purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2017, to meet the CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the CFTC, National Futures Association, and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered introducing broker dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

New York, New York
February 28, 2018